Filed by Leesport Financial Corp.

(Commission File No. 0-14555)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Madison Bancshares Group, Ltd.

Commission File No. (None)

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Filed by Leesport Financial Corp.

(Commission File No. 0-14555)

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Madison Bancshares Group, Ltd.

Commission File No. (None)

[Logo]

Leesport Financial Corp.

Leesport Financial Corp.

(Nasdaq: FLPB)

acquisition of

Madison Bancshares Group, Ltd.

(OTC: MADB:OB)

Announced: April 16, 2004

Conference Call: April 20, 2004  9:00am

Call in number:  888-423-3275

Replay link:   www.leesportfc.com/investor relations

216765

NASDAQ : FLPB

•  This presentation may contain forward-looking statements regarding Leesport’s strategies, plans and objectives and estimates of future operating results or financial condition.  These statements and estimates involve significant risks and uncertainties that may cause actual results to differ materially from the results described.  Factors that might cause such a difference include, but are not limited to: the effects of changing economic conditions in our market area and nationally, credit risks related to our lending activities, significant changes in interest rates, changes in federal and state laws and regulations applicable to our businesses, funding costs, and other external developments which could materially affect our business and operations.

•  Securities offered through SunAmerica Securities, Inc., a registered independent broker/dealer, Member NASD/SIPC  Securities are not bank products, are not insured by the FDIC or any other government agency, and involve risk including possible loss of principal.  Insurance services offered through Essick & Barr, LLC, a subsidiary of Leesport Financial Corp.

Strategic Background – FLPB

•                  Acquisition of The Boothby Insurance Group in Blue Bell, Montgomery County, PA in 2002

•                  Announced in fall 2002 intent to expand banking operations into Montgomery County

•                  Divestiture of former Merchants Bank of PA franchise in 2003

•                  Focused on opportunities in suburban Philadelphia since acquisition of The Boothby Group

•                  Loan Production Office established in Blue Bell, Spring 2003

•                  Have known Madison Bank management since 2001

Enhanced Franchise and Strong Demographics

[GRAPHIC]

Madison Bancshares Group, Ltd.

Corporate Profile

•                  Founded in 1988

•                  10 offices in suburban Philadelphia

•                  As of December 31, 2003

•                  Total assets: $209 million

•                  Total loans: $163 million (commercial focus)

•                  Total deposits: $184 million (22% non-int. bearing)

•                  Strong net interest margin: 4.46% in 2003

•                  Philadelphia Financial Mortgage Co. – Originated over $300 million of mortgages in 2003

•                  Asset quality – NCO’s in line with peers

Madison Bancshares Group, Ltd.

Market Area Highlights

•                  Vibrant commercial banking market with diverse industries

•                  FLPB’s Boothby insurance operation is highly regarded in this area

•                  Affluent residential suburbs of Philadelphia

•                  Strong demographics with areas of significant wealth

Summary of Transaction Terms

•                  Price: $15.56/ share, based on FLPB price of $25.81 / share closing price on 4/15/04

•                  Form of consideration: 100% common stock.  Options and warrants exchanged for cash

•                  Pricing mechanism: Fixed exchange ratio with “double trigger” walk-away provision

•                  Madison Bank to become division of Leesport Bank with Vito A. DeLisi as Regional President

•                  Three board seats: Mr. DeLisi and two others to be agreed upon

•                  Employment agreements will be executed with Mr. DeLisi and other key employees

Value Measures

Statistic	FLPB/MADB	Selected Reference Transaction Median (1)
Transaction value ($ mils)	$40.5
Price/LTM earnings (x)	21.61	23.26
Price/Book Value (%)	245.01	281.94
Price/Assets (%)	19.41	25.22
Premium over tangible equity/ core deposits (%)	18.51	23.82
Premium to Market (%)	13.15	47.14

(1) Deals under $500M announced since 1/1/2002 where target is a profitable commercial bank in PA, NJ, DE, or MD

Financial Impact

•                  Accretive to EPS in first year after closing

•                  Conservative cost savings assumptions

•                  Revenue enhancements not factored

•                  Pro Forma Highlights

•                  Total assets: $850 million

•                  Total loans: $515 million

•                  Total deposits: $592 million

•                  Offices: 22 plus 27 ATM’s

•                  FLPB remains well-capitalized

•                  Leverage ratio: 7.73%

•                  Tier 1 capital ratio: 10.10%

•                  Total capital ratio: 11.12%

•                  Maintains diversified revenue mix

Strategic Highlights

•                  Higher legal lending limit (approximately $12 million)

•                  Cross-selling between FLPB insurance operations and Madison Bank Customers

•                  Expansion of Philadelphia Financial Mortgage Co. in current Leesport Bank market area

•                  Efficiency improvements/infrastructure utilization

Next Steps

•                  In-depth planning for integration

•                  Filing for regulatory approval – 45 days

•                  Possible SEC review

•                  Mailing of proxy & prospectus

•                  Shareholder meetings

•                  Expected closing – Q4 2004

•  Leesport Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission, including a registration statement on Form S-4.  Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments to those documents, because they contain (or will contain) important information.  Investors are able to obtain those documents free of charge at the SEC’s website (http://sec.gov).  In addition, documents filed with the SEC by Leesport Financial can be obtained, without charge, by directing a request to Leesport Financial Corp., 1240 Broadcasting Road, PO Box 6219, Wyomissing PA 19610, Attention:  Jenette Eck, Corporate Secretary (tel:  610-208-0966).  INVESTORS ARE URGED TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.